SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This Form 6-K is not incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell Canada Enterprises

News Release

For immediate release

BCE COMMENTS ON CRTC'S PRICE CAPS DECISION

Montreal, Québec, June 13, 2002 — BCE Inc. (Bell Canada Enterprises) today released its position on the CRTC's recent decision on Price Caps.

Industry Impact
BCE recognizes that the decision upholds the principles of facilities-based competition that has contributed to create one of the best and most affordable telecom systems in the world.

"The decision benefits customers and has served to remove the uncertainty that existed in the marketplace", said Michael Sabia, President and Chief Executive Officer of BCE Inc. "We can now address the future knowing the terms and conditions under which we will operate."

"However, the Commission has opted for more regulation and complexity by increasing the number of services under price caps and by creating a deferral account," Mr. Sabia added. "And, it places significant financial burdens on incumbents."

The decision provides new discounts to competitors in addition to those mandated in previous decisions. These Commission-mandated benefits have effectively transferred nearly half a billion dollars a year from the incumbent Canadian telephone companies to competitors. The magnitude of these transfers runs the risk of hampering the ability of strong Canadian players to continue to invest in this critical sector of the economy.

Mr. Sabia concluded, "The pendulum has swung far enough, perhaps too far, and it's now time to restore greater balance so we can continue to build a world-leading Canadian telecommunications industry."

Financial Impacts
In the face of this decision, BCE will place even greater emphasis on its strategic objective to increase gains from productivity initiatives that will permit it to meet its 2002 financial targets. Consequently, BCE stated that it expects no changes to its 2002 guidance.

For Bell Canada (including Aliant and other subsidiaries), the decision will cost the company approximately $250 million in EBITDA on an annualized basis. This amounts to a cumulative financial impact of approximately $1 billion for the four-year period covered by this decision (2002 to 2006).

"As a precaution, Bell had prudently planned for a negative impact from the decision," said Mr. Sabia. "And, as driving productivity improvement is a top priority, we will continue to push hard to reduce costs."

Due to the impact of the Price Caps decision on Bell Canada revenues and to slower business data growth, Bell is expecting overall revenue growth of between 3 to 5 per cent, versus 5 to 7 per cent as originally planned. Through continued efforts on cost containment and productivity initiatives, Bell's EBITDA growth targets remain unchanged at 6 to 8 per cent. In addition, Bell will reduce its capital expenditures by approximately $300 million in 2002, representing a decline in the ratio of capital expenditures to revenues (capital intensity) to 20 to 21 per cent from 22 to 23 per cent.

About BCE

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, statements concerning financial guidance, the expected financial impacts of the CRTC decision establishing a new price cap regulatory framework, and other statements that are not historical facts, constitute forward-looking statements and are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in these statements may differ materially from actual results or events. These statements do not reflect the potential impact of any mergers, acquisitions, other business combinations, divestitures or other transactions that may be announced or completed after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: the level of inflation over the new price cap period set out in the CRTC decision, the level of demand for retail and wholesale telecommunications services during the same period, the use by Bell Canada's competitors of the savings they will realize from price reductions and Bell Canada's response thereto, the duration and extent of the economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; the BCE group companies' ability to develop financial, management and operating controls to manage costs and rapid change; the availability, terms and costs of financings that may become necessary in the event of a BCE Inc. decision to exercise its option to repurchase, or a SBC Communications Inc. decision to exercise its option to sell to BCE Inc., all of SBC's shares in Bell Canada Holdings Inc. and the price at which any such repurchase might be carried out; uncertainty as to whether BCE Inc.'s strategies will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to fund capital and other expenditures; the ability to dispose of or monetize assets; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; stock market volatility; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings, including the fact that the CRTC price caps decision is subject to appeal; the ability of BCE Emergis Inc. to successfully implement its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE Inc.'s filings with the U.S. Securities and Exchange Commission under Forms 40-F and 6-K and to BCE Inc.'s filings with the Canadian securities commissions. The forward-looking statements contained in this press release represent the expectations of BCE Inc. as of June 13, 2002 and, accordingly, are subject to change after such date. However, BCE Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

— 30 —

As a follow-up to the initial conference call held on May 30, 2002, regarding the CRTC Price Cap decision, senior BCE executives will discuss the financial impacts related to this decision. Media are invited to participate in this call.

Thursday June 13, 2002, 4:00 PM – 5:00 PM Eastern.

Teleconference
Please dial (416) 695-5806 between 3:50 PM and 3:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the conference, you can reach the operator by pressing "0".

Audio Web-cast
The conference call will also be available live on our Web site at www.bce.ca.

A replay facility will be available between 6:00 PM on Thursday June 13, 2002 and 6:00 PM on Thursday June 20, 2002. To access the replay facility, please dial (416) 695-5800 and enter access code 1185509. The Web-cast will also be archived over the same period on our Web site.

For further information:

Don Doucette
Communications
(514) 786-3924
Web site: www.bce.ca

George Walker
Investor Relations
(514) 870-2488

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Michael T. Boychuk
Corporate Treasurer

Date: June 13, 2002